[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 3, 2010

VIA EDGAR

Michele Anderson, Chief
Perry J. Hindin, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:       Lions Gate Entertainment Corp.

            Preliminary Proxy Statement on Schedule 14A filed December 2, 2010

            File No. 001-14880

Dear Ms. Anderson and Mr. Hindin:

On behalf of our client, Lions Gate Entertainment Corp. (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated December 2, 2010 with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

1.      Since the Company’s solicitation is being contested, please ensure that the appropriate EDGAR tag of “DEFC14A” is applied when the Company files its definitive proxy statement.  Please see the “Description of SEC Forms” found on our website at http://www.sec.gov/info/edgar/forms/edgform.pdf.

Response:  The Company confirms that it will apply the “DEFC14A” EDGAR tag to its definitive proxy statement.

2.      We refer you to prior comment 3 in our letter dated November 30, 2010.  As requested in that letter, please describe in your response letter the procedures the Company will follow to ensure that only appropriate proxy cards will be counted.  For example, any and all proxy cards bearing a date earlier than the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted.

Response:  The Company is implementing the following procedures to ensure that only appropriate proxy cards will be counted:

•         The Company has changed the color of the Company’s proxy card from white to blue.  Any and all completed white proxy cards that are received by the Company will be disregarded and will not be counted, as is disclosed prominently throughout the Company’s proxy statement.  The Company requests in the proxy statement that its shareholders discard any white proxy cards.  The Company will count only blue proxy cards.

•         The Company has shut down the electronic voting websites maintained by both IVS Associates Inc. and Broadridge.  These voting websites will be reopened only after the definitive proxy statement has been mailed.   Any votes submitted electronically prior to the mailing of the definitive proxy statement will be disregarded and not counted by the Company.

•         Votes over telephone are no longer being accepted by Broadridge (IVS does not accept telephone voting).  Telephone voting will be reopened only after the definitive proxy statement has been mailed.  Any votes submitted by telephone prior to the mailing of the definitive proxy statement will be disregarded by the Company.

•         Broadridge will create new personal identification numbers to be assigned to each shareholder account, which identification numbers will be different for each shareholder than those established by Broadridge after the Company distributed the white proxy cards.  Shareholder votes submitted using an old personal identification number will not be counted.

3.      We note the disclosure indicating that if any of the nominees should become unavailable to serve as a director, and if the Board has designated a substitute nominee, the persons named as proxies will vote for the substitute nominee.  Please confirm for us that if the Company identifies or nominates substitute nominees before the meeting, it will file an amended proxy statement that: (i) identifies the substitute nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:  The Company supplementally advises the Staff that it has no present intention of identifying or nominating any substitute nominees.  However, should the Company identify or nominate any substitute nominee, we confirm that the Company will file an amended proxy statement that (i) identifies the substitute nominees, (ii) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Attached hereto is a written statement from the Company acknowledging the matters listed at the end of the Staff's comment letter.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.

Sincerely,

/s/ David E. Shapiro

                                                                                    David E. Shapiro

Lions Gate Entertainment Corp.

Officer’s Certificate

The undersigned, Wayne Levin, Vice President and General Counsel of Lions Gate Entertainment Corp. (the “Company”), hereby certifies on behalf of the Company that:

1.      The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A filed on December 2, 2010 and its definitive proxy statement that will be filed thereafter (together, the “Filing”);

2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of December 2, 2010.

By: /s/ Wayne Levin Name: Wayne Levin Title: Vice President and General Counsel